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                          April 17, 2023

       Jaisim Shah
       Chief Executive Officer & President
       Scilex Holding Company
       960 San Antonio Road
       Palo Alto, CA 94303

                                                        Re: Scilex Holding
Company
                                                            Registration
Statement on Form S-1
                                                            Filed April 10,
2023
                                                            File No. 333-271204

       Dear Jaisim Shah:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jeff Hartlin, Esq.